PMU News Release #06-21 TSX, AMEX Symbol PMU

November 9, 2006

SANTA RITA GOLD PROJECT DRILL PROGRAM UNDERWAY;
EL DORADO PROJECT UPDATE

With drill permits in place, surface rights agreements finalized and access roads upgraded and constructed, Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has today commenced a diamond drill program on its 100%-owned Santa Rita gold project in El Salvador.

A surface rock sampling program conducted by Pacific Rim in late 2005 yielded high grade gold in two segments of the 2 kilometre long Trinidad vein, one of two known vein structures on the Santa Rita project. Results include: 6.43 g/t gold over 1.5 meters; 14.59 g/t gold over 1.0 meter; 25.76 g/t gold over 1.5 meters; 118.29 g/t gold over 1.5 meters; 32.67 g/t gold over 0.5 meters; 12.64 g/t gold over 2.0 meters; and 59.52 g/t gold over 1.5 meters (see news release #05-15 dated September 12, 2005). The remaining strike extent of the Trinidad vein exposure also contains elevated gold values on surface and is thought to be above the productive interval of this epithermal system as indicated by vein textures, mineralogy, and wall rock alteration. The duration and extent of the Santa Rita drill program will be determined by results.

The Santa Rita claim is located northwest of, and immediately adjacent to, Pacific Rim’s El Dorado gold project. The Trinidad vein is roughly 15 kilometres from the Minita deposit on the El Dorado project and is likely part of a separate epithermal system.

“The Trinidad vein target on our Santa Rita gold project is one of the most exciting surface discoveries this Company has ever made,” states Tom Shrake, President and CEO. “We are very excited to be drill testing this target to determine the underground extent of the high grade results we have seen on surface in this vein.”

El Dorado Gold Project Update
Exploration and technical drilling is ongoing at the Company’s flagship high grade El Dorado gold project in El Salvador. The technical drilling program is focusing on generating engineering data to be used in the Company’s feasibility study, which is currently underway. Exploration drilling is centered on the area in and around the Minita and South Minita deposits, including the Los Jobos vein, which splays off the main Minita structure near the Minita deposit and returned 15.84 g/t gold over a width of 1.15 meters in September 2006 (see news release #06-17 dated September 11, 2006), and another newly discovered zone, for which assay results are expected shortly. Pacific Rim continues to await the granting of drill permits required to commence exploration drilling in the south El Dorado claims, including the high priority Nance Dulce, Hacienda and Gallardo targets.

A feasibility study for the El Dorado project is in progress. Certain engineering information garnered from technical drilling in and around the Minita and South Minita deposits has taken longer to complete than originally expected, which has caused a delay in generating components necessary to complete the bankable feasibility study. As a result, Pacific Rim alerts shareholders that the anticipated timeframe for completion of the study has been extended to the second calendar quarter of 2007.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Mining Law and Permitting Update
El Salvador’s current Mining Law was enacted in 1996, since which time numerous Exploration Licenses (which are equivalent to exploration claims) have been granted. Pacific Rim Mining Corp. has applied for an Exploitation Concession (which is equivalent to a mining permit) for a portion of its El Dorado gold project, the first advanced-stage exploration project to have gotten to this point under El Salvador’s current Mining Law. Moving this project through the application process has identified shortcomings in the current law that would benefit from reform.

El Salvador’s governing party (ARENA), the primary opposition party (FMLN), most minority parties (PCN, PDC, & CD) and importantly, Pacific Rim Mining Corp. are in favour of reforming the El Salvadoran Mining Law. In considering the potential modifications, the El Salvador government is reviewing the laws of countries with established mining industries and well-regarded mining laws including Chile, Peru, Canada and the USA, is considering the positions of all sides of the political spectrum and is consulting with various mining companies including Pacific Rim Mining Corp. The current Salvadoran administration has proven during its past 10 years in government to be an administration that is committed to attracting foreign investment in order to advance their economy. In fact, the Economic Freedom Rankings of the Heritage Foundation placed El Salvador second only to Chile as the freest economy in Latin America. Pacific Rim is fully supportive of reforms to the Mining Law, believing that El Salvador has the opportunity to become the model for framing a responsible mining industry and looks forward to providing input on the reformed law and working with all parties involved.

Pacific Rim’s Exploitation Concession application for the El Dorado project remains in process however it is uncertain whether the El Dorado Exploitation Concession will be granted prior to the forthcoming reformation of the El Salvadoran Mining Law. The Company’s application for an Exploitation Concession requires several documents, including an Environmental Permit that is expected to be granted upon final approval of the Company’s El Dorado project Environmental Impact Study (“EIS”) by the Environmental and Natural Resources Ministry ("MARN"). The EIS, originally submitted in September 2004, received technical approval in September 2005, and was published for public comment in late 2005. In March 2006, Pacific Rim received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The amended EIS was resubmitted to MARN, which recently requested clarification on a number of items. The Company’s responses to these requests have been provided. A timeframe for final approval of the El Dorado EIS has not been assigned. As such, and further considering the impending changes to the Mining Law, the Company is unable to provide a definitive timeframe as to when its El Dorado Exploitation Concession will be granted.

Pacific Rim has received tremendous support in its endeavors from the El Salvadoran government, particularly the Ministry of Economy, which is responsible for granting Exploitation Concessions. The government has demonstrated itself to be supportive of mining and Pacific Rim is working diligently with the administration, opposition parties, business groups and civil society to secure its mining permit for El Dorado as soon as possible.

About Pacific Rim Mining Corp.

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
President and CEO

National Instrument 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project and Santa Rita projects is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the depth potential of the Trinidad vein target; the timing and nature of drill results; the ultimate extent of the Santa Rita drill program; the nature of reforms being anticipated in the El Salvadoran Mining Law; the timing of approval and enactment of such reforms; unforeseen impediments to the Company that may result from reforms to the Mining Law; the impact that changes in the Mining Law may have on the Company’s current El Salvadoran operations; the eventuality and timing for approval of the Company’s El Dorado EIS; the eventuality and timing for approval of the El Dorado Exploitation Concession application; the eventuality and timing for approval of the South El Dorado drilling permits; and other factors detailed in the Company’s Canadian and U.S. regulatory filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com